Fortuna Reports Production of 996,193 Ounces of Silver and 5,846 Ounces of Gold for the Second Quarter 2012

Vancouver, July 12, 2012-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) announces production figures for the second quarter of 2012 from its two 100% owned operating underground mines in Latin America, the San Jose mine in Mexico and the Caylloma mine in Peru.

For the second quarter of 2012, the company produced 996,193 ounces of silver and 5,846 ounces of gold plus significant metal base by-product. Silver and gold productions for the first six months of the year totaled 1,949,284 ounces and 10,983 ounces respectively; reflecting 53% and 63% of the company’s 2012 production guidance (see Fortuna news release dated January 26, 2012).  At this rate of production, Fortuna is on track to exceed production of 3.7 million ounces of silver and 17,400 ounces of gold, or 4.6 million Ag Eq ounces, plus significant base metal by-product in 2012.

Second Quarter Production Highlights

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Silver production of 996,193 ounces; 110% increase over Q2 2011, 4.5% increase over Q1 2012

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Gold production of 5,846 ounces; 816% increase over Q2 2011 and 13.8% increase over Q1 2012

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Lead production of 4,055,465 pounds; 23% decrease over Q2 2011 and 8.7% decrease over Q1 2012

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Zinc production of 5,324,929 pounds; 14% decrease over Q2 2011 and 0.1% increase over Q1 2012

Mr. Jorge A. Ganoza, Fortuna’s President and CEO, said, “Management is pleased with the execution of our mine plans and the manner in which the teams on the ground are capturing opportunities to increase production. This has resulted in our achieving 53% and 63% of silver and gold production respectively against guidance by mid-year. Our next leg of growth will be driven by the delivery of the San Jose mine’s expansion to 1,500 tonnes per day.  At this point, Fortuna’s consolidated annual rate of production is planned to increase to more than 5 million ounces of silver and 26,000 ounces of gold by the second half of 2013.”

Second Quarter Consolidated Production Table:

	Second Quarter 2012			Second Quarter 2011
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	115,870	92,011		111,992	--
Average tpd milled	1,302	1,046		1,273	--
Silver*
Grade (g/t)	181	187		161.57	--
Recovery (%)	75.60	88.04		82	--
Production (oz)	509,897	486,296	996,193	474,979	--	474,979
Gold
Grade (g/t)	0.42	1.96		0.37	--
Recovery (%)	49.68	87.52		47.03	--
Production (oz)	780	5,066	5,846	638	--	638
Lead
Grade (%)	1.85			2.28	--
Recovery (%)	85.68			94	--
Production (lbs)	4,055,465		4,055,465	5,275,481	--	5,275,481
Zinc
Grade (%)	2.49			2.80	--
Recovery (%)	83.73			89	--
Production (lbs)	5,324,929		5,324,929	6,176,625	--	6,176,625

                      (*) Caylloma mine Ag recovery in Pb concentrate

San Jose Mine, Mexico

For the second quarter, average head grades for silver and gold were 187 g/t and 1.96 g/t or 8% and 44% above plan, respectively, thus further confirming grades above the mine plan from production blocks A and B at level 1350.  Silver and gold productions were 3.7% and 12.6%, respectively, above the first quarter of this year.

On level 1300, preparation of blocks C and D continues ahead of schedule and the development of the main access ramp carries on towards level 1250.  The company expects the mine to source ore at a rate of 1,500 tpd by the second quarter of 2013.

Silver and gold recoveries are at 100% and 97% of design parameter at the processing plant.

Caylloma Mine, Peru

Silver and gold productions were 3% and 31% above budget.  Average head grades for silver and gold were 181 g/t and 0.42 g/t respectively.  The drop in silver recovery to 75.60% for the period was a result of commercial scale testing on oxide ore from the sixth level of the Animas vein.  The objective of the metallurgical tests is to increase silver recovery to the budgeted 81.50% based on the current sulphide and oxide ore contribution.

The company continues advancing through the construction permitting process for the new tailings facility.  The pace at which the Mines and Energy Ministry is evaluating the file suggests the construction permit will be granted in the third quarter.  A staged expansion of the current tailings facility for additional storage capacity until year-end will be implemented as required.

Qualified Person

Edgard Vilela, Corporate Manager of Technical Services, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101 and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca- Tel (Lima): +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot- Tel (Toronto): +1.647.725.0813 / Tel (Vancouver): +1.604.484.4085

Media Contact, North America:

Christina Pagano

Breakstone Group

Phone: 212-213-2851

Mobile:  646-382-3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.